EXHIBIT 21
REGISTRANT’S SUBSIDIARIES
The following table sets forth, as of December 31, 2022, the Registrant’s significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	Jurisdiction of Incorporation
Beacon Sales Acquisition, Inc.	Delaware
Beacon Roofing Supply Canada Company	Nova Scotia
SCE Waterproofing Holdings, Inc.	Delaware